Saipem

Eni
GROUP

PRESS RELEASE

SIX-MONTHLY REPORT AT 30TH JUNE 2005

Saipem confirms net income of 108 million euros

- **Revenues** totalled 2,119 million euros (1,911 million in the first half 2004).
- **Operating Income** amounted to 154 million euros (148 million in the first half 2004).
- **Net Income** amounted to 108 million euros (103 million in the first half 2004).
- **Cash flow** (net income plus depreciation and amortisation) amounted to 202 million euros (202 million in the first half 2004).

San Donato Milanese, 20 September 2005. The Board of Directors of Saipem S.p.A. has today approved Saipem Group consolidated financial statements for the six months ended 30th June 2005. The consolidated income statement confirms an operating income of 154 million euros (148 million in the first half of 2004) and a net income of 108 million euros (103 million in the first half of 2004), as reported on 27th July 2005 upon the approval of the Second Quarter Report at 30th June 2005.

The Saipem Group Six-monthly Report has been submitted to the company Statutory Auditors and Independent Auditors.

We enclose Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2004 (a)		30th June 2005	
Net tangible fixed assets	1,712		1,788	
Net intangible fixed assets	835		835	
Net tangible and intangible fixed assets		2,547		2,623
- Offshore Construction	1,146		1,199	
- Offshore Drilling	725		732	
- Leased FPSO	65		81	
- Onshore Construction	245		243	
- Onshore Drilling	80		82	
- LNG	175		175	
- MMO	83		84	
- Other	28		27	
Financial investments		17		28
Non-current assets		**2,564**		**2,651**
Inventories	388		514	
Other current assets	1,607		1,618	
Current liabilities	(1,966)		(2,183)	
Provision for contingencies	(122)		(134)	
Net current assets		**(93)**		**(185)**
Employee termination benefits		**(33)**		**(34)**
CAPITAL EMPLOYED		**2,438**		**2,432**
Group Shareholders' equity		**1,555**		**1,479**
Minority interest in net equity		**9**		**11**
Net financial debt – medium/long term	495		483	
Net financial debt – short term	379		459	
Net debt		**874**		**942**
COVER		**2,438**		**2,432**
SHARES ISSUED AND OUTSTANDING		**441,177,500**		**441,181,100**

(a) To enable data comparison, figures have been adjusted to comply with the new International Financial Reporting Standards (IFRS), including IAS 32 and IAS 39, which relate to the evaluation and recognition of financial instruments, introduced as of 1st January 2005.

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

First Half	2004 [(a)]	2005
Operating revenues	**1,911**	**2,119**
Other revenues and income	5	3
Purchases, services and other costs	(1,317)	(1,493)
Payroll and related costs	(352)	(381)
GROSS OPERATING INCOME	**247**	**248**
Amortisation, depreciation and write-downs	(99)	(94)
OPERATING INCOME	**148**	**154**
Financial expenses, net	(22)	(26)
Income from investments	7	12
INCOME BEFORE INCOME TAXES	**133**	**140**
Income taxes	(28)	(30)
NET INCOME BEFORE MINORITY INTEREST	**105**	**110**
Minority interest	(2)	(2)
NET INCOME	**103**	**108**

(a) To enable data comparison, figures have been adjusted to comply with the new International Financial Reporting Standards (IFRS).

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

First Half	2004 [(a)]	2005
Operating revenues	**1,911**	**2,119**
Production costs	(1,629)	(1,850)
Idle costs	(39)	(19)
Selling expenses	(36)	(34)
Research and development costs	(3)	(3)
Other operating income, net	2	1
CONTRIBUTION FROM OPERATIONS	**206**	**214**
General and administrative expenses	(58)	(60)
OPERATING INCOME	**148**	**154**
Financial expenses, net	(22)	(26)
Income from investments	7	12
INCOME BEFORE INCOME TAXES	**133**	**140**
Income taxes	(28)	(30)
NET INCOME BEFORE MINORITY INTEREST	**105**	**110**
Minority interest	(2)	(2)
NET INCOME	**103**	**108**

(a) To enable data comparison, figures have been adjusted to comply with the new International Financial Reporting Standards (IFRS).